Pricing Term Sheet	Free Writing Prospectus
dated as of February 24, 2026	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplements each dated February 23, 2026 to the
Prospectus dated February 23, 2026
Registration No. 333-293648

Whirlpool Corporation

Concurrent Offerings of

6,884,057 Shares of Common Stock, par value $1.00 per Share (the “Common Stock”)

(the “Common Stock Offering”)

and

10,500,000 Depositary Shares (the “Depositary Shares”)

Each Representing a 1/20th Interest in a Share of

8.50% Series A Mandatory Convertible Preferred Stock

(the “Depositary Shares Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Depositary Shares Offering and should be read together with (i) the preliminary prospectus supplement dated February 23, 2026 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated February 23, 2026 relating to the Depositary Shares Offering (the “Depositary Shares Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (iii) the related base prospectus dated February 23, 2026, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), Registration No. 333-293648. Neither the Common Stock Offering nor the Depositary Shares Offering is contingent on the successful completion of the other offering. Terms not defined in this pricing term sheet have the meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars.

Issuer:	Whirlpool Corporation

Ticker / Exchange for the Common Stock:	WHR / New York Stock Exchange (“NYSE”) and NYSE Texas

Pricing Date:	February 24, 2026.

Trade Date:	February 25, 2026 (“T”).

Settlement Date for the Depositary Shares Offering and Common Stock Offering:	February 27, 2026 (T+2), which is the second business day following the trade date for the Common Stock and the Depositary Shares (such settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Common Stock or the Depositary Shares prior to the business day preceding the settlement date will be required, by virtue of the fact that the Common Stock and the Depositary Shares initially will settle T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Common Stock and the Depositary Shares who wish to trade the Common Stock and/or Depositary Shares prior to the business day preceding the settlement date should consult their own advisors.

Use of Proceeds:

The Issuer expects the net proceeds from (i) the Common Stock Offering to be approximately $454.9 million (or approximately $522.1 million if the underwriters of the Common Stock Offering exercise in full their option to purchase additional shares of Common Stock) and (ii) the Depositary Shares Offering to be approximately $508.1 million (or approximately $556.6 million if the underwriters of the Depositary Shares Offering exercise in full their over-allotment option to purchase additional Depositary Shares), in each case, after deducting the underwriting discount and the Issuer’s estimated offering expenses totaling approximately $2.3 million. The Issuer intends to use approximately $860 million of the net proceeds from the Common Stock Offering and the Depositary Shares Offering (together, the “Combined Offerings”), if completed (or up to approximately $980 million of the net proceeds from the Combined Offerings if the underwriters for such offerings exercise in full their options to purchase additional shares of Common Stock and Depositary Shares from the Issuer), to repay a portion of the amounts outstanding under the Credit Facility. As of December 31, 2025, the Issuer had $250 million outstanding under the Credit Facility. Since December 31, 2025, the Issuer has drawn on its Credit Facility for general corporate purposes, and as of February 20, 2026, the Issuer had $1.62 billion outstanding under the Credit Facility. The Issuer intends to use the remainder of the net proceeds from the Combined Offerings, if completed, for general corporate purposes, including working capital, operating expenses and capital expenditures, including strategic investments in vertical integration and automation. See “Use of Proceeds” in the Common Stock Preliminary Prospectus Supplement and the Depositary Shares Preliminary Prospectus Supplement.

The closing of the Common Stock Offering and the closing of the Depositary Shares Offering are not contingent upon each other.

Common Stock Offering

Common Stock Offered:	6,884,057 shares of Common Stock

Option for Underwriters to Purchase Additional Shares of Common Stock:	1,014,493 additional shares of Common Stock

Public Offering Price of the Common Stock:	$69.00 per share of Common Stock

NYSE Last Reported Sale Price of the Common Stock on February 24, 2026:	$71.67 per share of Common Stock

CUSIP / ISIN for the Common Stock:	963320 106 / US9633201069

Joint Book-Running Managers:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC Citigroup Global Markets Inc. BNP Paribas Securities Corp. Mizuho Securities USA LLC BofA Securities, Inc. Goldman Sachs & Co. LLC

Co-Managers:	Scotia Capital (USA) Inc. MUFG Securities Americas Inc. PNC Capital Markets LLC Loop Capital Markets LLC Itau BBA USA Securities, Inc.

Concurrent Private Placement:	On February 24, 2026, the Issuer entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with Guangdong Whirlpool Electrical Appliances Co., Ltd. (the “Buyer”) for the sale of an aggregate of 434,782 shares of the Issuer’s Common Stock at a price per share of $69.00, for an aggregate purchase price of approximately $30 million. The sale was done in a private placement (the “Private Placement”) in reliance on Section 4(a)(2) of the Securities Act. The Buyer is a wholly-owned subsidiary of Whirlpool (China) Co., Ltd. (“Whirlpool China”), an entity of which the Issuer indirectly holds a minority equity interest and which is listed on the Shanghai Stock Exchange. The effectiveness of the Purchase Agreement is subject to the approval of the shareholders of Whirlpool China. Also on February 24, 2026, Guangdong Galanz Household Appliances Co., Ltd. (the “Support Party”), the controlling shareholder of Whirlpool China, delivered a Letter of Understanding to the Issuer, which provides, among other things, that the Support Party will use reasonable best efforts to cause Whirlpool China to convene a shareholder meeting to consider the approval of the Purchase Agreement and to vote in favor of the Purchase Agreement at such meeting. The closing of the Private Placement is also subject to customary conditions, including certain regulatory approvals. The closing date for the Private Placement is initially scheduled to occur on July 31, 2026. The closing date can be unilaterally delayed by the Buyer for up to 240 days. The closing of the Private Placement is not a condition to the closing of the Issuer’s concurrent offerings of Common Stock and Depositary Shares, described herein. No assurance can be given that the Private Placement will be consummated in a timely manner or at all. Wells Fargo Securities, LLC acted as placement agent in connection with the Private Placement.

Depositary Shares Offering

Depositary Shares Offered:	10,500,000 Depositary Shares, each of which represents a 1/20th interest in a share of the Issuer’s 8.50% Series A Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”). At settlement of the Depositary Shares Offering, the Issuer will issue 525,000 shares of Mandatory Convertible Preferred Stock, subject to the underwriters’ over-allotment option.

Over-allotment Option for Underwriters to Purchase Additional Depositary Shares:	1,000,000 additional Depositary Shares (corresponding to 50,000 additional shares of the Mandatory Convertible Preferred Stock), solely to cover over-allotments.

Public Offering Price of the Depositary Shares:	$50.00 per Depositary Share.

Dividends:

8.50% of the liquidation preference of $1,000 per share of the Mandatory Convertible Preferred Stock per year. Dividends will accumulate from the Settlement Date for the Depositary Shares and, to the extent that the Issuer is legally permitted to pay dividends and its board of directors, or an authorized committee thereof, declares a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash or, subject to certain limitations, by delivery of shares of Common Stock or through any combination of cash and shares of Common Stock, as determined by the Issuer’s board of directors in its sole discretion; provided that any unpaid dividends will continue to accumulate.

The expected dividend payable on the first Dividend Payment Date is approximately $18.18 per share of Mandatory Convertible Preferred Stock (equivalent to approximately $0.91 per Depositary Share). Each subsequent dividend is expected to be $21.25 per share of Mandatory Convertible Preferred Stock (equivalent to $1.0625 per Depositary Share).

Dividend Record Dates:	The February 1, May 1, August 1 and November 1 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	February 15, May 15, August 15 and November 15 of each year, commencing on, and including, May 15, 2026 and ending on, and including, February 15, 2029.

Mandatory Conversion Date:	The second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding February 15, 2029.

Initial Price:	Equal to $1,000, divided by the Maximum Conversion Rate, rounded to the nearest $0.0001, which initially is $69.0036.

Threshold Appreciation Price:	Equal to $1,000, divided by the Minimum Conversion Rate, rounded to the nearest $0.0001, which initially is $81.0767 and represents a premium of approximately 17.5% over the Initial Price.

Floor Price:	$24.15 (approximately 35% of the Initial Price), subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement.

Conversion Rate per Share of Mandatory Convertible Preferred Stock:	The conversion rate for each share of Mandatory Convertible Preferred Stock will be not more than 14.4920 shares of Common Stock and not less than 12.3340 shares of Common Stock (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the applicable market value (as defined in the Depositary Shares Preliminary Prospectus Supplement) of the Common Stock, as described below and subject to certain anti-dilution adjustments. Correspondingly, the conversion rate per Depositary Share will be not more than 0.7246 shares of Common Stock and not less than 0.6167 shares of Common Stock.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Depositary Shares Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

Applicable Market Value of the Common Stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock

Greater than the Threshold Appreciation Price	12.3340 shares of Common Stock

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price Less than the Initial Price	Between 12.3340 and 14.4920 shares of Common Stock, determined by dividing $1,000 by the applicable market value 14.4920 shares of Common Stock

The following table illustrates the conversion rate per Depositary Share, subject to certain anti-dilution adjustments described in the Depositary Shares Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

Applicable Market Value of the Common Stock	Conversion Rate per Depositary Share

Greater than the Threshold Appreciation Price	0.6167 shares of Common Stock

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 0.6167 and 0.7246 shares of Common Stock, determined by dividing $50 by the applicable market value

Less than the Initial Price	0.7246 shares of Common Stock

Optional Conversion:	Other than during a fundamental change conversion period (as defined in the Depositary Shares Preliminary Prospectus Supplement), at any time prior to February 15, 2029, a holder of Mandatory Convertible Preferred Stock may elect to convert such holder’s shares of Mandatory Convertible Preferred Stock, in whole or in part, at the Minimum Conversion Rate of 12.3340 shares of Common Stock per share of Mandatory Convertible Preferred Stock (equivalent to 0.6167 shares of Common Stock per Depositary Share), subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement. Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares only in lots of 20 Depositary Shares.

Fundamental Change:

If a fundamental change (as defined in the Depositary Shares Preliminary Prospectus Supplement) occurs on or prior to February 15, 2029, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part, into shares of Common Stock at the fundamental change conversion rate (as defined in the Depositary Shares Preliminary Prospectus Supplement) during the period beginning on, and including, the effective date (as defined in the Depositary Shares Preliminary Prospectus Supplement) of such fundamental change and ending on, and including, the earlier of (a) the date that is 20 calendar days after such effective date (or, if later, the date that is 20 calendar days after holders receive notice of such fundamental change) and (b) February 15, 2029. For the avoidance of doubt, the period described in the immediately preceding sentence may not end on a date that is later than February 15, 2029.

The following table sets forth the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock based on the effective date of the fundamental change and the stock price (as defined in the Depositary Shares Preliminary Prospectus Supplement) in the fundamental change:

	Stock Price
Effective Date	$45.00	$50.00	$55.00	$60.00	$65.00	$69.00	$75.00	$81.08	$85.00	$90.00	$95.00	$100.00	$110.00
February 27, 2026	10.5080	10.6700	10.7860	10.8700	10.9320	10.9720	11.0200	11.0600	11.0820	11.1060	11.1300	11.1500	11.1900
February 15, 2027	11.5060	11.5840	11.6240	11.6400	11.6400	11.6360	11.6240	11.6100	11.6020	11.5940	11.5880	11.5820	11.5780
February 15, 2028	12.9200	12.8860	12.8160	12.7240	12.6240	12.5420	12.4260	12.3220	12.2620	12.1980	12.1420	12.0980	12.0340
February 15, 2029	14.4920	14.4920	14.4920	14.4920	14.4920	14.4920	13.3340	12.3340	12.3340	12.3340	12.3340	12.3340	12.3340

The exact stock price and effective date may not be set forth on the table, in which case:

•

if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be determined by straight-line interpolation between the fundamental change conversion rates per share of Mandatory Convertible Preferred Stock set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day or 366-day year, as applicable;

•

if the stock price is in excess of $110.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Minimum Conversion Rate; and

•

if the stock price is less than $45.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Maximum Conversion Rate.

The following table sets forth the fundamental change conversion rate per Depositary Share based on the effective date of the fundamental change and the stock price in the fundamental change:

	Stock Price
Effective Date	$45.00	$50.00	$55.00	$60.00	$65.00	$69.00	$75.00	$81.08	$85.00	$90.00	$95.00	$100.00	$110.00
February 27, 2026	0.5254	0.5335	0.5393	0.5435	0.5466	0.5486	0.5510	0.5530	0.5541	0.5553	0.5565	0.5575	0.5595
February 15, 2027	0.5753	0.5792	0.5812	0.5820	0.5820	0.5818	0.5812	0.5805	0.5801	0.5797	0.5794	0.5791	0.5789
February 15, 2028	0.6460	0.6443	0.6408	0.6362	0.6312	0.6271	0.6213	0.6161	0.6131	0.6099	0.6071	0.6049	0.6017
February 15, 2029	0.7246	0.7246	0.7246	0.7246	0.7246	0.7246	0.6667	0.6167	0.6167	0.6167	0.6167	0.6167	0.6167

The exact stock price and effective date may not be set forth on the table, in which case:

•

if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per Depositary Share will be determined by straight-line interpolation between the fundamental change conversion rates per Depositary Share set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day or 366-day year, as applicable;

•

if the stock price is in excess of $110.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Minimum Conversion Rate, divided by 20; and

•

if the stock price is less than $45.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Maximum Conversion Rate, divided by 20.

Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares upon the occurrence of a fundamental change only in lots of 20 Depositary Shares.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the fundamental change dividend make-whole amount (as defined in the Depositary Shares Preliminary Prospectus Supplement) is 6.25% per annum.

Listing:	The Issuer intends to apply to list the Depositary Shares on the New York Stock Exchange under the symbol “WHR.PRA.” No assurance can be given that the Depositary Shares will be listed or that any such application for listing will be approved.

CUSIP / ISIN for the Depositary Shares:	963320 205 / US9633202059

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	963320 304 / US9633203040

Joint Book-Running Managers:

Wells Fargo Securities, LLC

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

BNP Paribas Securities Corp.

Mizuho Securities USA LLC

BofA Securities, Inc.

Goldman Sachs & Co. LLC

Scotia Capital (USA) Inc.

Co-Managers:	MUFG Securities Americas Inc. PNC Capital Markets LLC Loop Capital Markets LLC Itau BBA USA Securities, Inc.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, the related base prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Common Stock Offering and the Depositary Shares Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Wells Fargo Securities, LLC, Attention: Wells Fargo Securities, 90 South 7th Street, 5th Floor, Minneapolis, MN 55402, at 800-645-3751 (option #5) or email a request to WFScustomerservice@wellsfargo.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; and Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1-800-831-9146.

This communication should be read in conjunction with the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the related base prospectus. The information in this communication supersedes the information in the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the related base prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the related base prospectus.

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